UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,992,640
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,992,640
	10.	Shared Dispositive Power 25,226,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,218,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,939,872
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,939,872
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,494,783
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,494,783
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,427,295
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,427,295
	10.	Shared Dispositive Power 25,226,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,653,391
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 747
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 747
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,438,272
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,438,272
	10.	Shared Dispositive Power 25,226,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,664,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,664,368
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,438,272
	10.	Shared Dispositive Power 25,226,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,664,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 106,472,251 common shares outstanding as of August 15, 2014, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended August 2, 2014 that was filed by Holdings with the Securities and Exchange Commission on August 21, 2014.

This Amendment No. 27 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Edward S. Lampert, by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officers”). Other than the ESL Director and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

Items 2(d)-(e) are hereby amended and restated in their entirety as follows:

(d)-(e) During the last five years, none of the Reporting Persons or the ESL Directors and Officers have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.”

Item 3. Source and Amount of Funds or Other Consideration.

“In a grant of Holdings Common Stock by Holdings on September 30, 2014, pursuant to the Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 10,311 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

In a grant of Holdings Common Stock by Holdings on September 30, 2014, pursuant to the Make Whole Award, Mr. Lampert acquired an additional 2,313 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock pursuant to the Make Whole Award and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On September 30, 2014, The Fairholme Partnership, LP (“Fairholme”) purchased a 6.25% participation interest in the Loan from affiliates of the Reporting Persons pursuant to that certain Amended and Restated Participation Agreement, dated September 30, 2014, by and among PYOF 2014 Loans, LLC, Fairholme and affiliates of the Reporting Persons (the “A&R Participation Agreement”). Pursuant to the Loan Agreement, the remaining $200 million of the Loan was funded on September 30, 2014 in accordance with the A&R Participation Agreement.

The foregoing is qualified in its entirety by reference to the Loan Agreement attached hereto as Exhibit 99.7 and the A&R Participation Agreement attached hereto as Exhibit 99.9 and each is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of October 1, 2014, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	47,218,736	(1)	44.3%	21,992,640		0	21,992,640		25,226,096	(1)
SPE I Partners, LP	1,939,872		1.8%	1,939,872		0	1,939,872		0
SPE Master I, LP	2,494,783		2.3%	2,494,783		0	2,494,783		0
RBS Partners, L.P.	51,653,391	(1)(2)	48.5%	26,427,295	(2)	0	26,427,295	(2)	25,226,096	(1)
ESL Institutional Partners, L.P.	10,230		0.0%	10,230		0	10,230		0
RBS Investment Management, L.L.C.	10,230	(3)	0.0%	10,230	(3)	0	10,230	(3)	0
CRK Partners, LLC	747		0.0%	747		0	747		0
ESL Investments, Inc.	51,664,368	(1)(4)	48.5%	26,438,272	(4)	0	26,438,272	(4)	25,226,096	(1)
Edward S. Lampert	51,664,368	(1)(5)	48.5%	51,664,368	(1)(5)	0	26,438,272	(5)	25,226,096	(1)

(1)	This number includes 25,226,096 shares of Holdings Common Stock held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I and 2,494,783 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.

(3)	This number includes 10,230 shares of Holdings Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.

(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.

(5)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, and 747 shares of Holdings Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c)	Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2014	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. The director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation(s)	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer of ESL Investments, Inc. Chairman of the Board of Directors and Chief Executive Officer of Sears Holdings Corporation	United States
G. Mike Mikan	President and Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	09/30/2014	Grant Pursuant to a Letter between Edward S. Lampert and Holdings	10,311		$0
Edward S. Lampert	09/30/2014	Grant Pursuant to the Make-Whole Award	2,313		$0

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (filed herewith).